Exhibit 12

GENERAL ELECTRIC CAPITAL CORPORATION AND CONSOLIDATED AFFILIATES

Computation of Ratio of Earnings to Fixed Charges
and
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Nine Months Ended September 30, 2003

(Unaudited)

(Dollars in millions)	Ratio of Earnings to Fixed Charges	Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Net earnings	$4,884	$4,884
Provision for income taxes	1,177	1,177
Minority interest in net earnings of consolidated affiliates	68	68

Earnings before provision for income taxes and minority interest	6,129	6,129
Fixed charges:
Interest	7,204	7,204
One-third of rentals	220	220

Total fixed charges	7,424	7,424

Less interest capitalized, net of amortization	(22)	(22)

Earnings before provision for income taxes and minority interest, plus fixed charges	$13,531	$13,531

Ratio of earnings to fixed charges	1.82

Preferred stock dividend requirements		$27
Ratio of earnings before provision for income taxes to net earnings		1.24

Preferred stock dividend factor on pre-tax basis		34
Fixed charges		7,424

Total fixed charges and preferred stock dividend requirements		$7,458

Ratio of earnings to combined fixed charges and preferred stock dividends		1.81

For purposes of computing the ratios, fixed charges consist of interest on all indebtedness and one-third of rentals, which management believes is a reasonable approximation of the interest factor of such rentals.